SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

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Direct Dial Number 212-455-2948	E-Mail Address jkaufman@stblaw.com

July 19, 2007

VIA DHL AND EDGAR

Re:	Virgin Mobile USA, Inc. – Registration
Statement on Form S-1, File No. 333-142524

Larry Spirgel

Kathleen Krebs

Derek B. Swanson

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Virgin Mobile USA, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 29, 2007 (the “comment letter”) relating to Amendment No. 1 to the above-referenced Registration Statement on Form S-1 filed on June 18, 2007 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and generally updates certain other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 3.

Form S-1

General

1.	We have considered your response to prior comment 1 of our letter dated June 4, 2007. We are unable to evaluate the underwriter status of Sprint Nextel and the Virgin Group in the offering without more facts and analyses. Please expand your analysis to address the affiliate status of Sprint Nextel and the Virgin Group, each entity’s ownership in the registrant before and after the offering, how and when each entity received the shares being offered, and the number of shares being offered by the company and on behalf of each entity in the offering.

The Registrant respectfully advises the Staff that the Virgin Group does not intend to sell any shares of the Registrant’s common stock in this offering. Accordingly, the Registrant believes that the Virgin Group is not an underwriter in this offering.

Furthermore, based upon the factors set forth in Item 29; Rule 415; Form S-3 of Section D of the Commission’s Manual of Publicly Available Telephone Interpretations (July 1997), the Registrant continues to believe that Sprint Nextel is not, and should not be deemed to be, a statutory underwriter in respect of this offering. As set forth in greater detail below, the Registrant’s view is based upon the extensive length of time that Sprint Nextel has held its interests in the business of the Registrant, the circumstances surrounding the acquisition of such interests, the fact that Sprint Nextel is not in the business of underwriting securities, and because under the circumstances Sprint Nextel should not be deemed to be acting as a conduit for the issuer.

Sprint Nextel will own approximately 49.31% of the Registrant’s business immediately prior to this offering. Assuming that the offering is priced at $16 per share (the midpoint of the expected pricing range for this offering) the Registrant expects to offer approximately 22.59 million Class A shares and Sprint Nextel expects to offer 4.24 million Class A shares in this offering. In addition, the Registrant expects to use approximately $161.2 million of the proceeds to the Registrant from this offering to purchase limited liability company interests representing approximately 17.9% of the Registrant’s business immediately prior to the offering from Sprint Nextel. As a result, the Registrant expects that immediately following this offering Sprint Nextel will own approximately 20.2% of the Registrant’s business.

As the Registrant previously advised the Staff, the Registrant was founded as a joint venture of Sprint Nextel and the Virgin Group (collectively, the “founding stockholders”) and, with the exception of shares of Class A common stock expected to be issued to Sprint Nextel in respect of a portion of indebtedness under the subordinated secured revolving credit facility, the founding stockholders acquired their equity interests in the Registrant’s business in 2001 for investment purposes and not with a view to distribution. The founding shareholders have held such interests continuously over the past six years and the offering represents the first time that Sprint Nextel will dispose of any such interests. As such, Sprint Nextel cannot be regarded as a conduit for the Registrant’s securities. While the Class A shares to be sold by Sprint Nextel will be received by Sprint Nextel in the reorganization transactions immediately preceding the offering, the reorganization transactions, which are being undertaken principally to be able to effectuate the offering in a more tax efficient fashion, represent an internal restructuring of the entities that hold the Registrant’s business and do not involve any capital-raising activities. Sprint Nextel will not be making a new investment in the Registrant’s business in connection with the reorganization transactions.

The founding stockholders are not in the business of underwriting securities (Sprint Nextel is in the telecommunications business and the Virgin Group is a global organization active in seven main areas: media and telecommunications, transport and tourism, leisure and entertainment, financial services, retail, health and wellness, and renewable energy). As the Registrant previously advised the Staff, the Registrant and the founding stockholders have engaged a syndicate of several major investment banks to act as underwriters for this offering on a “firm commitment” basis. In addition, neither founding stockholder has acted or is acting as a conduit for the Registrant and each has borne full risk of loss of its investment in the Registrant for the past six years.

The Registrant acknowledges that each of the founding stockholders is an affiliate of the Registrant and that Sprint Nextel is selling what may be considered to be a meaningful number of Class A shares. However, the Registrant does not believe that affiliate status in itself should result in a conclusion that a founding stockholder is a statutory underwriter in respect of an offering.

While the Registrant firmly believes that neither founding stockholder should be deemed an underwriter in respect of the offering, in the interests of promptly addressing the Staff’s comment and allowing the Registrant to proceed with the offering on its planned schedule, the Registrant has agreed to include disclosure in the Registration Statement that with respect to the shares sold by Sprint Nextel, Sprint Nextel “may be deemed to be” an underwriter.

Risks Related to Our Class A Common Stock and this Offering, page 27

“We may be required to make payments to the underwriters…”, page 31

2.	We have considered your response to prior comment 10 of our letter dated June 4, 2007. In your next response letter, tell us the number of shares and percentage of the offering that will be reserved for your directed share program and whether the potential indemnification obligation could be material to the Company. Tell us whether your indemnification obligation applies only to the directed share program or whether it also applies to other shares being purchased under the underwriting agreement.

The Registrant respectfully advises the Staff that: (1) shares of the Registrant’s Class A common stock reserved for the directed share program will not exceed 3% of the total number of shares to be sold in the offering; (2) the Registrant does not believe that any potential indemnification obligation arising in connection with the sale of shares of its Class A common stock under its directed share program would be material to the Registrant; and (3) such indemnification obligation applies only to shares being sold pursuant to the directed share program and does not apply to any other shares being purchased under the underwriting agreement.

Unaudited Pro Forma Financial Information, page 42

3.	We note your response to prior comment 12 of our letter dated June 4, 2007. Clarify your statement that “following the reorganization transactions, Virgin Mobile USA, LLC will be controlled by the Registrant.” Please note that we will defer our final evaluation of your response until you have disclosed the percentages of common stock of Virgin Mobile USA, Inc. that each entity will own after the transactions.

The Registrant respectfully advises the Staff that, following the reorganization transactions, the Registrant will control Virgin Mobile USA, L.P. (a successor of Virgin Mobile USA, LLC) through the Registrant’s ownership of 100% of voting power in Bluebottle USA Holdings L.P., the sole general partner of Virgin Mobile USA, L.P. As an indirect owner of the sole general partner of Virgin Mobile USA, L.P. the Registrant will operate and control all of the business and affairs of Virgin Mobile USA, L.P. In addition, based upon current assumptions it is anticipated that immediately following the reorganization transactions and this offering, the Registrant will, directly or indirectly, hold an approximately 79.8% economic interest in Virgin Mobile USA, L.P.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Critical Accounting Policies and Estimates, page 61

4.	We note your response to prior comment 17 of our letter dated June 4, 2007. In order for us to evaluate your accounting policy, please provide us with more information regarding your handset inventory by addressing the following items:

•	Tell us how long your inventory typically remains on your balance sheet prior to its sale to a retailer (or an end customer in the case of consignment arrangements).

•	On a relative basis, provide us with a comparison of the amount you typically pay for handsets, the amount at which you invoice the retailers, and the suggested retail price.

The Registrant respectfully advises the Staff that the Registrant’s handset inventory for the last few years typically has turned over approximately 7 to 8 times per year. Handset inventory typically remains on the Registrant’s balance sheet for approximately 50 days prior to its sale. The Registrant began consignment arrangements during the fourth quarter of 2006. Based upon the Registrant’s limited activity with consignment arrangements, inventory related to consignment arrangements presently remains on its balance sheet for approximately 80 days. The increase in turnover days for consignment inventory in comparison to non-consignment inventory can be attributed to the fact the sale of handsets under consignment arrangements now incorporates the retailers’ sales cycle, which is approximately 30 days, before the sale to the end customer.

As part of the Registrant’s strategy to acquire new customers and retain existing customers, the Registrant discounts or subsidizes all handsets sold by listing the handsets at a suggested retail price below what the Registrant typically pays for handsets from the manufacturer. The Registrant invoices the retailers an amount equal to the suggested retail price less the retailer’s expected margin.

Additional information regarding the Registrant’s handset inventory (collectively, the “Supporting Materials”) have been enclosed for the Staff’s reference on a supplemental basis in a separate binder. Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Supporting Materials are being provided to the Staff on a supplemental basis only and are not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Registrant, we request that the Supporting Materials be returned to the Registrant upon completion of your review thereof. Please call us when you have completed your review and we will arrange for the Supporting Materials to be picked up from you.

Results of Operations, page 65

Key Performance Metrics, page 65

5.	We note your response to prior comment 19 of our letter dated June 4, 2007 and reissue the prior comment. It does not appear that you have disclosed the requested information for certain items that were excluded from your measure of “Adjusted EBITDA”, such as equity issued to a member and non-cash compensation expense. Specifically, it is not clear why you decided to exclude non-cash compensation expense since you would likely have paid more cash compensation if you had not issued equity-based compensation. Please revise your disclosures accordingly or advise.

In response to the Staff’s comment and pursuant to discussions with certain members of the Staff, the Registrant has revised its disclosure on pages 73 and 74 (and related disclosure in other sections of the Registration Statement).

Business, page 77

Competitive Strengths, page 89

Capital Efficient Business, page 90

6.	We note the disclosure about your average advertising spend per gross addition compared to Verizon Wireless’ average advertising spend per gross addition. Please balance this statement and provide context by further disclosing, for example and if true, that Verizon Wireless’ average revenue per user is significantly higher than your average revenue per user and that its churn is significantly lower than your churn.

The Registrant has revised its disclosure on page 100 in response to the Staff’s comment.

Sales and Distribution, page 82

7.	We note your response to prior comment 25 of our letter dated June 4, 2007. In your response letter, tell us whether you intend to file as exhibits the agreements with your material distributors and, if not, why not. Refer to Regulation S-K Item 601(b)(10).

The Registrant respectfully advises the Staff that the Registrant enters into distribution agreements with its distribution partners in the ordinary course of business and that such agreements ordinarily accompany the kind of business conducted by the Registrant and its subsidiaries, as such terms are used in Item 601(b)(10) of Regulation S-K. While several retailers each accounted for more than 10% of the Registrant’s total sales revenue in the Registrant’s fiscal quarter ended March 31, 2007, the Registrant believes that the Registrant’s business is not substantially dependent upon any one such distribution agreement, as such term is used in Item 601(b)(10)(ii)(B) of Regulation S-K. Accordingly, the Registrant believes that its distribution agreements do not constitute material contracts required to be filed under Item 601(b)(10) of Regulation S-K. As such, the Registrant respectfully advises the Staff that it does not intend to file its distribution agreements as exhibits to the Registration Statement.

Management, page 105

Compensation Discussion and Analysis, page 109

8.	We reissue prior comment 34 of our letter dated June 4, 2007. Please revise your disclosure to specifically discuss the compensation awarded to, earned by, or paid to each named executive officer. Once you have revised your disclosure, we may have further comment.

The Registrant has revised its disclosure on pages 129-132 of the Registration Statement in response to the Staff’s comment.

9.	We reissue prior comment 35 of our letter dated June 4, 2007 to revise your disclosure to discuss each element of each named executive officer’s compensation. Once you have revised your disclosure, we may have further comment.

The Registrant has revised its disclosure on pages 128-132 of the Registration Statement in response to the Staff’s comment.

10.	We note that you have yet to identify the members of your compensation committee and that you intend to use the “controlled company” exception under the NYSE rules. To the extent that a member of your compensation committee is not an independent director or is a named executive officer, please consider addressing that person’s role in making compensation decisions.

The Registrant respectfully advises the Staff that the Registrant anticipates its compensation committee immediately following the offering to consist of one independent director, one director designated by Sprint Nextel, and one director designated by the Virgin Group (presently expected to be Mr. Robert Samuelson), as permitted by the “controlled company” exception under the NYSE rules. The compensation committee will not include any of the named executive officers of the Registrant. The Registrant expects that members of the compensation committee will make compensation decisions in a manner consistent with their rights and responsibilities as directors and compensation committee members under applicable law and compensation committee charter. The Registrant has revised its disclosure on page 118 of the Registration Statement in response to the Staff’s comment.

Elements of Compensation, page 110

11.	We note your response to prior comment 36 of our letter dated June 4, 2007 regarding disclosure of the specific target levels for each of the performance criteria you discuss under the Annual Incentive Plan. For each named executive officer and with regard to their 2006 compensation, disclose the specific components of the lifetime value and adjusted EBITDA metrics, whether each officer met, exceeded or failed to reach their targeted metrics, the value of the individual bonus targets, and the amount of the bonus awarded under the plan. Provide similar disclosure with respect to the 2005 Debt Bonus Plan.

The Registrant has revised its disclosure on page 128 of the Registration Statement in response to the Staff’s comment.

12.	Refer to prior comment 39 of our letter dated June 4, 2007, and discuss within your compensation discussion and analysis Mr. Marchbank’s new hire grant of options and the retention and sign-on bonuses awarded to specific named executive officers.

The Registrant has revised its disclosure on pages 129-132 of the Registration Statement in response to the Staff’s comment.

Equity-Based Incentive Arrangements, page 113

2002 Unit Option Plan and Unit Option Agreements, page 113

13.	Please clarify why you would have been required to make cash payouts to employees under the 2002 Unit Option Plan and Unit Option Agreements. Disclose whether any named executive officers have unit options or are parties to the Unit Option Agreements. Explain how the cashless exercise of unvested options would be made through a liquidity facility.

The Registrant respectfully advises the Staff that the Registrant modified options awarded under its 2002 Unit Option Plan in June 2006 and again in 2007 to provide a “cashless exercise” (cash settlement) facility for current employees to be able to realize the value of their vested options over a period of years in the event that the Registrant did not complete an initial public offering. However, upon completion of this offering, these facilities will terminate and the Registrant will not be required to make cash payouts to employees.

The 2007 Option Liquidity Facility established in June 2006 was unavailable to option holders because the Registrant did not meet its 2006 Adjusted EBITDA performance target specified under the facility (namely, that its 2006 Adjusted EBITDA must have equaled or exceeded the target defined by the 2006 Annual Incentive Plan, after including the accounting charges that would be required to implement the 2007 Option Liquidity Facility). Had the Registrant met its target, its aggregate cash payout for all exercise elections could not have exceeded 15% of Registrant’s Excess Cash Flow (free cash flow less debt service costs, including interest and principal payments) for the four completed fiscal quarters immediately preceding the targeted payout date of July 23, 2007, and exercise elections and cash payouts would have been reduced on a pro-rata basis for all electing option holders to meet this limitation, if necessary.

Mr. Schulman, Mr. Feehan and Mr. Handler have option awards that would have been eligible for the 2007 Option Liquidity Facility if the EBITDA performance target had been achieved.

The 2008-2012 Option Liquidity Facility was established in 2007 and will be cancelled upon the completion of this offering. If the Registrant does not complete an initial public offering by the liquidity dates, it may be required to make cash payments up to a predetermined percentage of its Excess Cash Flow (defined as free cash flow less debt service costs, including interest and principal payments) for the two completed fiscal quarters immediately preceding the targeted payout dates. Exercise elections and cash payouts will be reduced on a pro-rata basis for all electing option holders to meet this limitation, if necessary. The cash available for this facility is limited to the following percentages of Excess Cash Flow from the two fiscal quarters preceding each liquidity date: 35% for March 1, 2008, September 1, 2008, and March 1, 2009; 32.5% for September 1, 2009; 30% for March 1, 2010; 25% for September 2010; and 20% for March 1, 2011, September 1, 2011 and March 1, 2012. An option award is not eligible for participation in the liquidity facility until it is at least 75% vested, effectively providing priority for longstanding option holders. Eligible option holders would be entitled to a cash payment through net cash settlement under the facility up to 33% of their vested options during each liquidity period in which performance conditions are met, plus additional options that the option holder was entitled to, but did not, receive a cash payment during a prior liquidity period. In no circumstance would a cash payment to an employee option holder be made with respect to unvested options.

Mr. Schulman, Mr. Marchbank, Mr. Feehan, Mr. Handler and Mr. Messenger have option awards that will be eligible for the 2008-2012 Option Liquidity Facility if the Registrant does not complete an initial public offering by the liquidity dates.

In addition, the Registrant has added disclosure on page 130 of the Registration Statement in response to the Staff’s comment.

Other Equity-Based Incentive Awards, page 115

14.	Please disclose the number and material terms of the options to be granted to each of your named executive officers at the time of the initial public offering.

The Registrant has revised its disclosure on page 127 of the Registration Statement in response to the Staff’s comment.

Based on a review of the long term incentive market data for each position and an evaluation of each officer’s performance against objectives, the compensation committee and chief executive officer recommend the following stock option awards to be made to the named executive officers upon completion of a public offering. These option grants are part of the annual long term incentive awards and represent half of the targeted market value; the first half of each annual award was granted in the form of Restricted Stock Units in May 2007. The targeted market value for each option grant is shown in the table below at the “grant date fair value” and is divided by the Black-Scholes value of $7.20 per share to determine the number of securities underlying the option award. Using the traditional Black-Scholes model, $7.20 is the fair value of an option at grant based on our working assumptions as to share price ($16.00), strike price ($16.00), risk free interest rate (4.59%), volatility (51.63%), time to expire (4 years) and dividend yield (zero).

The Registrant respectfully advises the Staff that it intends to award the following option grants to its named executive officers under the Omnibus Incentive Compensation Plan upon the completion of this offering:

Name	Number of securities underlying option award(1) (2)	Exercise price of option award(3)	Option expiration date	Grant date fair value of stock option award ($)
John Feehan Jr.	36,458	$16	6 years from date of public offering	$262,500
Jonathan H. Marchbank	42,153	$16	6 years from date of public offering	$303,500
David R.J. Messenger	33,542	$16	6 years from date of public offering	$241,500
Howard Handler	37,917	$16	6 years from date of public offering	$273,000

(1) The fair value of the stock option awards has been approved by the compensation committee and by the chief executive officer. The number of securities underlying each option award will be adjusted based on the final offering price per share on the date of the initial public offering.

(2) The vesting for these awards will be 25% upon each of the first, second, third and fourth anniversaries of the grant date, respectively.

(3) The exercise price of the option award will be the offering price of the Registrant’s Class A common stock upon the date of this offering presented above as the mid-point of the current expected offering price range.

2006 Executive Compensation, page 118

15.	We note the revised disclosure you provided in response to prior comment 40 of our letter dated June 4, 2007, about adjusting option prices and the corresponding number of units to reflect the corresponding values under your new corporate structure. Please confirm that you will adjust the values using the mid-point of the offering price range in a pre-effective amendment.

The Registrant confirms that in a subsequent pre-effective amendment, it will adjust the values of its option prices using the mid-point of the expected offering price range (while noting that the actual offering price ultimately will be used for adjusting option prices). To make the adjustment, the Registrant intends to multiply the number of units underlying each option and restricted stock grant by a share split ratio at the date of initial public offering to arrive at the number of shares subject to each award. The grant price will be divided by the ratio on the date of the initial public offering in order to calculate the new strike price.

Virgin Mobile USA, LLC Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Payments to Customers/Resellers, page F-9

16.	We note your response to prior comment 44 of our letter dated June 4, 2007. Please address the following items:

•

We note that, if you lower the suggested retail price, you reimburse retailers for any losses they would incur by selling a handset at this price. Clarify whether your reimbursement is intended to cover only the losses the retailers incur (the difference between the new suggested retail price and the amount paid by the retailer) or a reimbursement of lost profits (the difference between the new and original suggested retail prices).

•	Tell us whether you pay the same percentage commission upon the sale of Top-Up cards for retailers who also sell your handsets as compared to retailers who only sell the cards.

•

Describe in more detail the nature and terms of the handset support payments. Tell us the circumstances under which they are paid, how they are calculated, and their relationship to the price protection provisions that you offer your retailers.

•	Confirm to us that the proceeds received from the sale of Top-Up cards are not refundable under any circumstances.

•	Disclose in your financial statements your accounting policy regarding the deferral and subsequent amortization of Top-Up card commissions.

The Registrant respectfully advises the Staff that when it reimburses retailers after suggested retail prices have been lowered, it is a reimbursement of the retailer’s lost profits (adjusted for the handset margin impact) for inventory on-hand resulting from the lower suggested retail price. The reimbursement amount is calculated as the difference between the new and original suggested retail prices by unit, reduced for the handset margin impact, and multiplied by the number of units the retailer has in its inventory.

The Registrant enters into separate negotiations with each retailer regarding the sale of top-up cards. Based upon these negotiations, commissions paid to retailers may vary from retailer to retailer but the variance between retailers generally does not exceed 4% . As a result, there are certain retailers who also sell handsets that may receive a higher commission percentage on the sale of Top-Up cards compared to retailers that only sell Top-Up cards. This higher commission percentage is primarily due to higher Top-Up card volume of activity at those retailers and is consistent with certain high volume Top-Up only retailers. Additionally, certain Top-Up only retailers have higher commission percentages than other Top-Up only retailers based primarily on their historical sales volume.

In addition to the handset margin retailers receive, there are two other programs the Registrant offers to certain retailers as handset support. One program is a rebate of $5 per handset sold. The other program involves a rebate based on the activation of a handset as well as a Top-Up card within a certain time period. The Registrant accrues an estimate of the cost for both programs as a reduction of revenue when handsets are sold based on historical trends. These programs are not impacted by the price protection provisions offered by the Registrant. The programs discussed above are calculated based upon a specified terms and conditions contained in contracts with certain retailers. The suggested selling price of the handset has no impact on the amount of handset support payments earned by the retailer.

The Registrant respectfully advises the Staff that there is one instance in which proceeds from a Top-Up sale are refundable. A refund would occur for a customer who lives in a region where the airtime service the Registrant offers is not available or not available on a consistent basis. These refunds amount to approximately $10,000 or less per month or 0.001% of the total monthly Top-Up sales. These refunds are accrued based on historical refund patterns. Other than this instance, proceeds received from Top-Up card sales are non-refundable.

The Registrant has revised its disclosure regarding Top-Up commissions on page F-9 of the Registration Statement in response to the Staff’s comment.

Note 6. Debt, page F-15

17.	We note your response to prior comment 46. It appears to us that you should record the expected mandatory prepayment as a current liability if it is probable that you will be required to make such a payment within the next year. Refer to ARB 43, Chapter 3, paragraph 7, which states that a current liability is an obligation whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets. Please revise your accounting policy or advise.

As discussed with certain members of the Staff on July 9, 2007, the Registrant will continue to classify debt on its balance sheet as non-current liability in accordance with its contractual terms.

Note 8. Share-Based Awards, page F-18

18.	We note your response to prior comment 49. Please address the following items:

•

We note that you disclosed certain information regarding your SAR Awards in your interim financial statements at page F-31 in response to our prior comment. Please disclose this information in your annual audited financial statements.

•	Please disclose, for each grant of option awards during 2006, the number of options, the exercise price, the fair value of the member units, and the intrinsic value, if any.

•	Disclose whether the valuations used to determine the fair value of the member units were contemporaneous or retrospective.

•	Tell us whether the valuation specialist was a related party.

•

Clarify for us why the impact of using the mid-point between the June 30, 2006 and December 31, 2006 valuations to value your SAR Awards granted in 2006 would have resulted in a credit to compensation expense.

•

Tell us why you did not update the fair market value of your units at the time you modified your option awards in June 2006. Tell us the date of the modification. In addition, clarify why the impact of using the midpoint between the valuations obtained on December 31, 2005 and June 30, 2006 would have resulted in a credit to compensation expense.

•

We note that you applied valuation discounts to account for lack of control and the lack of marketability in your application of the income approach. Tell us the percentage amounts of these discounts. In addition, explain for us in more detail your statement that you “estimated equity value on a minority, non-marketable basis.”

•

We will defer our final evaluation of this issue until you provide a reconciliation between the fair value of the member units as of the date of each grant for the options or the valuation date for the stock appreciation rights and the estimated IPO price of the common stock of Virgin Mobile USA, Inc.

The Registrant has revised its disclosure on pages F-20 and F-31 of the Registration Statement in response to the Staff’s comments related the Registrant’s SAR Awards and 2006 option awards, respectively.

The Registrant used an unrelated third party valuation specialist to assist it in determining the appropriate member unit fair values.

The Registrant respectfully advises the Staff that utilizing the mid-point between the December 31, 2005, June 30, 2006 and December 31, 2006 valuations to value its SAR Awards granted in 2006 would have resulted in a credit to compensation expense for the following reasons: SAR Awards granted in 2006 are cash settled awards, which are classified as liability awards and revalued every reporting period in accordance with FAS 123R. Utilizing the midpoint to award these grants would have resulted in an initially higher fair value under the binomial valuation model. However, at December 31, 2006 and March 31, 2007 these variable awards were revalued utilizing current member unit valuations. Revaluing the initial awards utilizing the higher midpoint grant price would result in a lower binomial valuation; hence the credit to the P&L.

As an example, the Registrant issued SAR Awards on June 1, 2006 utilizing the December 31, 2005 member unit fair value of $7,449. The following tables illustrate the resulting differences in SAR Award fair value when issuing these awards with a grant price of $7,981, the midpoint between the December 31, 2005 and June 30, 2006 member unit valuations.

The following table illustrates the SAR Award fair values at each valuation date for an individual award:

	June 1, 2006 SAR Award Values
		Fair Value
	Strike Price	Grant Date	December 31, 2006	March 31, 2007
As Awarded	$7,449	$3,082	$4,752	$5,734
Utilizing Midpoint Valuation	$7,981	$3,302	$4,593	$5,569

Difference	$532	$220	$(159)	$(165)

The following table illustrates the adjustments to SAR Award fair values at each valuation date for an individual award:

			Change in Fair Value
	Strike Price	Grant Date Fair Value	Grant Date Through December 31, 2006	Quarter Ended March 31, 2007	Fair Value March 31, 2007
As Awarded	$7,449	$3,082	$1,670	$982	$5,734
Utilizing Midpoint Valuation	$7,981	$3,302	$1,291	$976	$5,569

Difference Per Unit	$532	$220	$(379)	$(6)	$(165)

In addition, because the SAR Awards represent liability awards, the fair values as of interim reporting dates were used to mark to market the values of these awards, therefore, the actual grant date fair values used are adjusted to the end of period valuations and the use of a midpoint valuation method would not have a material impact on the results of operations of the Registrant.

The Registrant further advises the Staff that the option and SAR Award modifications described in Note 8 to the annual audited financial statements were effective June 1, 2006, utilizing the December 31, 2005 member unit valuation of $7,449. The Registrant used the December 2005 member unit valuation, as such valuation was the most current available, and noted that the use of a midpoint valuation between the December 31, 2005 and June 30, 2006 valuations would not have had a material impact on its results of operations. The Registrant has previously indicated that utilizing the mid-point between the December 31, 2005 and June 30, 2006 valuations to modify its option awards would have resulted in a credit to compensation expense.

FAS 123R requires that any incremental value be recognized as expense when equity awards are modified. Utilizing the midpoint of $7,981 per unit to modify these option awards would have resulted in a lower incremental fair value under the Black-Scholes valuation model; the higher modified strike price would have provided less value to the grantee.

As an example, the Registrant issued option awards on July 1, 2005, which were modified on June 1, 2006 utilizing the December 31, 2005 member unit fair value of $7,449. The following table illustrates the resulting differences in option award fair values when modifying these awards to a strike price of $7,981, the midpoint between the December 31, 2005 and June 30, 2006 member unit valuations:

	July 1, 2005 Option Awards – Modification Values
Grant Date	Original Exercise Price Per Option	Modified Exercise Price Per Option	Original Option Fair Value	Incremental Fair Value Per Option	Modified Fair Value Per Option
As Awarded	$10,870	$7,449	$6,102	$750	$6,852
Utilizing Midpoint Valuation	$10,870	$7,981	$6,102	$657	$6,759

Difference		$532		$(93)	$(93)

The Registrant respectfully advises the Staff that the following discounts were utilized for its member unit valuations:

	9/1/2004	6/30/2005	12/31/2005	6/30/2006	12/31/2006	3/31/2007
Control Discount	50%	40%	10%	10%	10%	10%
Lack of Marketability	13%	13%	10%	10%	10%	10%

The Registrant’s statement that its “estimated equity value on a minority, non-marketable basis” is based on the concept of both a control and marketability discount, as defined below.

A minority interest is generally less marketable than a majority interest, given that the majority interest holder has the ability or option to sell the company, its assets, or publicly register it, if wishing to liquidate its investment. These options are not available to the minority interest shareholder. To reflect the fact that a minority interest shareholder lacks certain rights, such as the power to elect directors or partners, the ability to select management, the ability to decide dividend policy, to establish corporate strategy, to buy and sell assets or compel the sale of the company, a lack for control discount is applied.

Marketability is defined as the ability to convert an investment into cash quickly at a known price and with minimal transaction costs. The Registrant is currently privately held, with no shares traded on any liquid secondary markets. Considering that a potential investor in the Registrant’s equity would not have access to liquid secondary markets, a lack of marketability discount is applied to the value of an investment to reflect its reduced level of marketability. As of March 31, 2007, the Registrant had not modified its marketability discount from the previously used 10% as its initial public offering process was still in its early stages and was not certain.

The Registrant acknowledges the Staff’s comment and respectfully advises that the current IPO valuation is anticipated to be lower than our most recent valuations completed as of December 31, 2006 and March 31, 2007. The following table illustrates the fair value of our stock based upon the anticipated mid-point of the expected initial public offering price range and values per share for grant dates during 2006:

Date	Valuation (per share) *
January – March 2006	$15.63
June 2006	$15.27
July – December 2006	$17.45
Anticipated Public Offering Price	$16.00

* 2006 valuations per share have been presented on an as converted basis for the ease of comparison

The valuation per share increased from January 1, 2006 through December 31, 2006 principally due to the increase in projected EBITDA reflecting VMU’s new offers and stronger market conditions (higher market multiples and other valuation metrics) which existed as of December 31, 2006. Certain valuation metrics used in the calculation of the anticipated public offering price and of the values for grant purposes, including EBIT and EBITDA multiples, declined during the second quarter of 2007. Our anticipated initial public offering price of $16.00 reflects the anticipated market conditions upon completion of this offering.

19.	We note your response to prior comment 50. It is unclear to us why the option liquidity facility that provided for a cashless exercise could have required you to make a cash payout to the employees. Describe in more detail the provision that would have required this cash payout and the conditions that would have triggered this requirement. Also, tell us your consideration of FSP FAS 123(R)-4 in determining that you were only required to record these awards as liabilities if the contingent events were probable of occurring.

In addition, we note at page F-32 that you modified your option awards in a similar manner again in April 2007. Tell us how you assessed and accounted for these modifications.

The Registrant respectfully advises the Staff that the Registrant determined that it needed to supplement its existing option program with an alternative liquidity feature to provide an incentive for employees in the event that an initial public offering was not completed. Accordingly, as further described in the response to Comment 13 above, the Registrant provided employee option holders with a cash settlement feature, which also included certain performance thresholds, that, if utilized, would cause the Registrant’s equity plan to convert to a liability plan.

The amendment to the plan represented a modification to add a contingent cash settlement feature for outstanding vested options held by current employees. Although the outstanding options eligible for participation in the new plan were granted in previous years under APB 25, the modification occurred in 2006 and was required to be evaluated in accordance with FAS 123R.

In the event that a grantee had elected to participate in the 2007 Option Liquidity Facility, the Registrant would have settled the exercised portion of the option by making a cash settlement payment to the grantee equal to the buyout value of a unit on the exercise date less the exercise price, multiplied by the number of units exercised. The buyout value was defined as the fair market value of the member units based upon appraised values, as adjusted for specific contractual provisions including a minority interest adjustment.

The Registrant would have been required to make such cash payments only if it had met both of the following performance thresholds: (i) the Registrant’s 2006 Adjusted EBITDA equaled or exceeded the target as defined by the 2006 Annual Incentive Plan and (ii) the aggregate cash payout for all exercise elections did not exceed 15% of its Excess Cash Flow, as defined in the agreement (free cash flow less debt service costs, including interest and principal payments) for the four completed fiscal quarters immediately preceding the targeted payout date of July 23, 2007. Exercise elections would have been reduced on a pro-rata basis for all electing option holders to meet this excess cash flow limitation, if necessary.

The Registrant considered both FSP FAS 123 (R)-4, paragraph 5 and FAS 123R, paragraph 44 to determine how to account for the conversion of the options (equity) plan to a cash (liability) plan:

FSP FAS 123 (R)-4, paragraph 5, modifies paragraph 32 of FAS 123R as follows:

A cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet the condition in paragraph 32 and A229 until it becomes probable that the event will occur.

Therefore, these option awards, which were initially classified as equity awards prior to the addition of the cash settlement feature, would have been modified from an equity award to a liability award only when it became probable that the cash settlement contingency would occur. FAS 123R, paragraph 44 further clarifies the accounting of awards with performance conditions:

Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition – compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.

Because it was not anticipated by the Registrant that the 2006 Adjusted EBITDA target would be met at any time subsequent to the adoption of the 2007 Option Liquidity program, the Registrant did not record any expense in 2006 related to the cash settlement feature.

The Registrant respectfully advises the Staff that in April 2007, the Registrant amended all of its outstanding option awards to provide only current employees with the potential opportunity to engage in a “cashless exercise” (cash settlement) of their vested awards as of certain dates in 2008-2012, if the Registrant has not completed a public offering before such dates (the “Facility”) and provided that certain defined performance conditions are met.

The Facility covers all outstanding options held by current employees and will terminate upon an initial public offering. An option award is not eligible for participation in the Facility until at least 75% of the award is vested, effectively providing priority for longstanding option holders. Eligible option holders would be entitled to exercise through net cash settlement up to 33% of their vested options during each liquidity period, plus additional options that the option holder was entitled to, but did not, exercise during a prior liquidity period. The Facility is only available to option holders who remain actively employed as of the relevant liquidity dates, which are: March 1, 2008; September 1, 2008; March 1, 2009; September 1, 2009; March 1, 2010; September 1, 2010; March 1, 2011; September 1, 2011 and March 1, 2012

In the event that a grantee elects to participate in the Facility, the Registrant would settle the exercised portion of the option by making a cash settlement payment to the grantee equal to the buyout value of a unit on the exercise date less the exercise price, multiplied by the number of units exercised. The buyout value is defined as the fair market value of the member units based upon appraised values, adjusted to reflect discounts for holding a minority interest in the Registrant and a liquidity discount. At the point in which it becomes probable that the performance goals would be met, the plan would be modified from an equity plan to a liability plan in accordance with FSP FAS 123(R)-4.

The exercise of vested options through the Facility is also subject to certain performance criteria and restrictions relating to outstanding debt, and the amount of cash available to fund exercises of options under this Facility on any given payout date is limited to a designated percentage of the prior two fiscal quarters’ Excess Cash Flows, as defined in the Facility. Exercise elections will be reduced on a pro-rata basis (but not below four units) for all electing option holders to meet this limitation, if necessary.

The Registrant considered FSP FAS 123(R)-4, paragraph 5 to determine when to consider its outstanding option awards modified from equity awards to liability awards. For this program, if the Registrant does not complete an initial public offering before a given payout date, a payout to option holders will be considered probable when it becomes probable that the Registrant expects to generate the excess cash flows, as defined in the program, without exceeding the debt levels specified under the program.

Prior Outstanding Comments

In addition to the foregoing responses to the Staff’s comments, the Registrant has (1) revised its disclosure to include additional information which it is not entitled to omit under Rule 430A and (2) filed additional exhibits with Amendment No. 2 and Amendment No. 3 to the Registration Statement. In addition, the Registrant respectfully advises the Staff that the Registrant expects to include the remaining information that the Registrant is not entitled to omit under Rule 430A in, and to file the remaining exhibits with, a subsequent pre-effective amendment to the Registration Statement.

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Please call me (212-455-2948) or Igor Fert (212-455-2255) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman